FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 1, 2004 Commission File Number 000-28522

ASE Test Limited
(Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: November 1, 2004	By:	/s/ Freddie Liu

	Name:	Freddie Liu
	Title:	Chief Financial Officer

Item 1

ASE TEST LIMITED	October 29, 2004

FOR IMMEDIATE RELEASE

Freddie Liu, Chief Financial Officer
Asia Tel.	+886-2-8780-5489	email :	freddie_liu@aseglobal.com
US Contact: Clare Lin, Director
US Tel.	+1-408-986-6524	email :	clare_lin@aseglobal.com

ASE Test Limited & Subsidiaries Announce Unaudited Third Quarter Results for
the Period Ended September 30, 2004

Result Highlights:

  3Q04 EPS $0.21 per share, up from $0.02 in year-ago period and down from $0.29 per share in previous quarter.

  3Q04 net revenues of $163.5 million, up 59% from year-ago period and down 9% from previous quarter.

Taipei, Taiwan, October 29, 2004 -- ASE Test Limited (Nasdaq: ASTSF, TSE: 9101), the world’s largest independent provider of semiconductor testing services, today announced its third quarter diluted earnings of $0.21 per share under generally accepted accounting principles in the United States (US GAAP), compared with a diluted earnings of $0.02 per share in the year ago period and diluted earnings of $0.29 per share in the second quarter of 2004 (2Q04). Under generally accepted accounting principles in the Republic of China (ROC GAAP), ASE Test Limited reported third quarter diluted earnings of $0.19 per share, up from diluted earnings of $0.01 per share in the year ago period (3Q03) and down from diluted earnings of $0.24 per share in the second quarter of 2004. The Company’s third quarter net income amounted to $20.6 million under US GAAP and $18.6 million under ROC GAAP.

(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on ROC GAAP and denominated in US dollars.)

RESULTS OF OPERATIONS

Revenues

Net revenues for the quarter totaled $163.5 million, up 59% from the year-ago period and down 9% from 2Q04. As a percentage of the company’s net revenues, testing revenues accounted for 56%, module assembly revenues accounted for 32%, and IC packaging revenues accounted for 12% during the quarter. In the previous quarter, revenue contribution from testing, module assembly and IC packaging operations was 50%, 38% and 12%, respectively.

The Company’s top customers in 3Q04 included (in alphabetical order) Agilent Technologies, Altera, ATI Technologies, Conexant, Freescale, Infineon Technologies, Legerity, Philips, Qualcomm and VIA Technologies. Revenues from the Company’s top five customers accounted for 52% of total revenues in 3Q04, and one customer accounted for over 10%. The Company estimates that revenues from integrated device manufacturers (IDMs) represented 54% of total revenues, down from 62% in 2Q04.

The following is the Company’s estimated end-market composition of revenues.

	3Q04	2Q04	3Q03
Communications	63%	63%	45%
Computers	16%	16%	27%
Consumer	15%	14%	23%
Industrial	2%	3%	3%
Other	4%	4%	2%

Expenses

Cost of revenues (COR) in 3Q04 totaled $135 million, up 62% from 3Q03 and down 8% from 2Q04. Depreciation and amortization expenses of $38 million represented 23% of revenues in 3Q04, compared with 31% of revenues in 3Q03 and 21% in 2Q04.

Gross margin for the quarter was 17.6%, down from 19.2% in the year-ago quarter and down from 18.9% in 2Q04. The gross margin for the testing operations was 28.6%, compared with 25.3% in 3Q03 and 29.6% in 2Q04. The decline in testing gross margin was primarily attributed to the increase in equipment rental expense. The gross margin for the module assembly operations decreased to 7.8% in 3Q04 from 13.6% in 3Q03 and 12.2% in 2Q04, as a result of lower utilization and increase in turn-key pricing arrangement. The gross margin for the IC packaging operations was negative 6.6% in 3Q04, compared with 3.4% in 3Q03 and negative 3.7% in 2Q04, primarily due to lower run rate during the quarter.

Operating expenses (R&D and SG&A expenses) in 3Q04 increased 11% from the year-ago period and decreased 10% from 2Q04. As a percentage of total revenues, operating expenses represented 12% of total revenues in 3Q04, down from 17% in the year-ago quarter and unchanged from the previous quarter. Operating margin for the quarter was 5.8%, up from 2.3% in 3Q03 and down from 6.9 % in 2Q04.

Net non-operating income totaled $1.4 million in 3Q04, compared with non-operating expenses of $3.8 million in 3Q03 and non-operating income of $2.9 million in 2Q04. Net interest expense totaled $1.7 million in 3Q04, down from $3.1 million in 3Q03 and up from $1.2 million in 2Q04 due to increased leverage. Investment income attributed to the Company’s equity ownership in affiliated companies totaled $3.2 million in 3Q04, compared with investment income of $1.2 million in 3Q03 and $3.6 million in 2Q04. The company’s equity ownership in ASE Chungli was exchanged into shares of Advanced Semiconductor Engineering, Inc., the parent company, on Aug 1, 2004 due to the merger between ASE Chungli and the parent company.

Company-wide headcount at the end of 3Q04 totaled approximately 9,425, down from 10,500 employees at the end of 2Q04, with most of the reduction affecting contract workers in our Malaysian operation.

Earnings

Net income under US GAAP was $20.6 million in 3Q04, compared with $2.1 million in the year-ago period and net income of $29.5 million in 2Q04. Net income under ROC GAAP in 3Q04 was $18.6 million, versus a net income of $0.7 million in the year-ago period and net income of $24.4 million in 2Q04. The ROC GAAP to US GAAP reconciliation in 3Q04 primarily included a positive adjustment of $2.6 million related to goodwill amortization, a negative adjustment of $1.8 million for stock and cash compensation, and a positive adjustment of $1.3 million related to the value of ASE Inc. stock options granted to Company’s employees. For the nine months ended September 30, 2004, the Company’s net income amounted to $58.7 million under US GAAP, and $51.9 million under ROC GAAP.

Diluted EPS in 3Q04 under US GAAP was $0.21, versus $0.02 a year ago and earnings of $0.29 in 2Q04. Diluted EPS under ROC GAAP amounted to $0.19, compared with earnings of $0.01 in 3Q03 and earnings of $0.24 in 2Q04. EPS for the first nine months of 2004 was $0.59 under US GAAP and $0.52 under ROC GAAP.

BUSINESS REVIEW

Testing Business

Testing revenues for the quarter, at $91.4 million, increased 35% from 3Q03 and 2% from 2Q04. Testing revenues breakdown by type of testing service is shown in the table below.

Testing Service	3Q04	2Q04
Final Test—Logic	59%	61%
Wafer Sort & Other	33%	30%
Engineering	5%	6%
Final Test—Memory	2%	2%
Hardware	1%	1%
Total Test	100%	100%

Gross margin for the testing operations in 3Q04 was 28.6%, up from 25.3% in the year-ago quarter and down from 29.6% in the previous quarter. The decrease in gross margin sequentially was primarily due to the increase of depreciation and equipment rental expenses.

The Company spent $46 million on testing equipment in 3Q04. A total of 61 testers were added by purchase, lease and consignment and 53 testers were disposed. At the end of the period, the Company had a total of 953 testers, of which 747 testers were owned and leased and the rest were consigned.

IC Packaging Business

IC packaging revenues for the quarter, at $20.4 million, decreased 8% from 3Q03 and decreased 9% from 2Q04. IC packaging volume in total pin count and ASP both declined by low-single digit percentage sequentially. IC packaging revenue breakdown by package type is as follows:

Package Type	3Q04	2Q04
Substrate & Advance Leadframe Packages	47%	44%
Traditional Leadframe Packages	53%	56%
Total Assembly	100%	100%

Gross margin for the packaging operations in 3Q04 was negative 6.6%, down from 3.4% in 3Q03 and negative 3.7% in 2Q04, mainly as a result of lower utilization. The Company spent $0.6 million on IC packaging equipment in 3Q04, mainly for upgrades and maintenance. As of the end of the third quarter, the company operated a total of 522 wirebonders. A total of 107 wirebonders were transferred out to other group companies that have higher demand for capacity addition.

Module Assembly Business

Module assembly revenues for the quarter were $51.7 million, representing an increase of 296% from 3Q03 and a decrease of 24% from 2Q04. Gross margin for the module assembly operations in 3Q04 decreased to 7.8% in 3Q04 from 13.6% in 3Q03 and 12.2% in 2Q04. The decrease in gross margin was primarily caused by lower utilization and increased turnkey contents. The Company spent $0.4 million on module assembly equipment in 3Q04, mainly for maintenance.

BALANCE SHEET

At the end of the quarter, the Company had $51 million in cash and short-term investments and $137 million in unused lines of credit. Total debt was $377 million and comprised $109 million in short-term debt and $268 million in long-term debt. The Company’s debt maturity, as of the end of 3Q04, was as follows:

Amount ($ million)
Within the current year	109
During the second year	117
During the third year	66
During the fourth year	64
During the fifth year and thereafter	21

The decrease in cash and short-term investment as of the end of 3Q04, compared to the end of 2Q04, was due to the maintenance of 30% ownership in ASE Korea and the repayment of inter-company loan from the parent company.

CAPITAL EXPENDITURES

In 3Q04, the Company spent $47 million on fixed assets, including $46 million on testing equipment, $0.6 million on IC packaging equipment, $0.4 million on module assembly equipment. For the first nine months of 2004, the Company’s capital expenditure amounted to $163 million, of which $135 million was for testing operation, $18 million for IC packaging operation and $10 million for module assembly.

In 2004, the Company expects to purchase and/or lease equipment with a value totaling approximately $180 million. This level of spending may be adjusted depending on actual business conditions.

BUSINESS OUTLOOK

The Company presently expects its revenues in the fourth quarter to be flat versus 3Q04, of which

  Testing revenues are expected to grow by a mid-single-digit percentage in the fourth quarter from 3Q04.

  IC packaging revenues are expected to decline by a mid single-digit percentage in the fourth quarter from 3Q04.

  Module assembly revenues are expected to decline by a mid-single digit percentage in the fourth quarter from 3Q04.

Assuming the above changes in revenue composition, the Company expects its gross margin in the fourth quarter to be similar to the 3Q level.

ASE Test Limited
Consolidated Statements of Income
(US$ thousands, except percentages and per share data)
(unaudited)

	For the Three Months Ended Sep. 30, 2004	For the Three Months Ended Jun. 30, 2004	For the Three Months Ended Sep. 30, 2003

ROC GAAP:
Net revenues	163,520	179,916	103,085
Cost of revenues	134,666	145,891	83,338

Gross profit	28,854	34,025	19,747
Operating expense
R&D	5,527	6,092	4,693
SG&A	13,828	15,495	12,694

Subtotal	19,355	21,587	17,387

Operating income	9,499	12,438	2,360

Non-operating expense (income)
Interest income	(135)	(181)	(373)
Interest expense	1,864	1,376	3,453
Others	(3,157)	(4,115)	(1,471)
Subtotal	(1,428)	(2,920)	1,609

Income before tax	10,927	15,358	751
Income tax benefit	7,658	9,008	2,147

Income before extraordinary loss	18,585	24,366	2,898
Extraordinary loss	0	0	2,203

Net income (ROC GAAP)	18,585	24,366	695

Net income (US GAAP)	20,568	29,491	2,133

Diluted EPS (ROC GAAP)	0.19	0.24	0.01
Diluted EPS (US GAAP)	0.21	0.29	0.02

Margin Analysis:
Gross margin	17.6%	18.9%	19.2%
Operating margin	5.8%	6.9%	2.3%
Net margin (ROC GAAP)	11.4%	13.5%	0.7%
Net margin (US GAAP)	12.6%	16.4%	2.1%

Additional Data:
Testing revenues	91,431	89,718	67,942
IC packaging revenues	20,403	22,474	22,088
Module assembly revenues	51,686	67,724	13,055
Shares outstanding	100,059,031	100,059,031	99,082,150
Shares used in diluted EPS calculation	100,059,031	100,158,941	99,080,849

ASE Test Limited
Consolidated Statements of Cash Flows
(US$ thousands)
(unaudited)

	For the Nine Months Ended Sep. 30, 2004	For the Nine Months Ended Sep. 30, 2003

Cash Flows From Operating Activities
Net income (loss)	51,895	(16,744)
Adjustments
Depreciation and amortization	122,917	104,881
Accrued interest on convertible bonds	0	8,415
Investment loss (income) under equity method	(9,434)	765
Other	(15,513)	(1,599)
Changes in operating assets and liabilities	(64,044)	30,829

Net Cash Provided by Operating Activities	85,821	126,547

Cash Flows From Investing Activities
Acquisition of properties	(172,659)	(89,415)
Proceeds from sale of properties	19,153	3,596
Increase in long-term investments	(19,613)	(5,963)
Decrease (Increase) in short-term investments	1,000	(2,094)
Increase in other assets	(13,790)	(5,202)

Net Cash Used in Investing Activities	(185,909)	(99,078)

Cash Flows From Financing Activities
Proceeds from issuance of shares	5,488	0
Increase (decrease) in short-term borrowings	52,526	(5,121)
Increase in long-term debts	95,251	167,557
Repayments of long-term debts & capital lease
obligations	(77,602)	(33,442)
Decrease in long-term bonds payable	0	(209,005)

Net Cash Provided by/(Used) in Financing Activities	75,663	(80,011)

Translation Adjustments	(366)	(3,919)

Net decrease in Cash and Cash Equivalents	(24,791)	(56,461)
Cash and Cash Equivalents, Beginning of Period	70,949	118,828

Cash and Cash Equivalents, End of Period	46,158	62,367

Interest paid	3,279	2,457

Income tax paid	283	0

Cash paid for acquisitions of properties
Purchase price	183,498	97,235
Increase in payable	(10,839)	(7,820)

	172,659	89,415

     ASE Test Limited
Consolidated Balance Sheet
(US$ thousands)
(unaudited)

	Sep.30, 2004	Jun. 30, 2004

Cash and cash equivalents	46,158	104,952
Short-term investments	5,000	5,000
Accounts receivable	137,662	148,937
Inventories	53,109	50,422
Other current assets	27,857	32,208

Total current assets	269,786	341,519

Long-term investments	132,952	110,579
Net fixed assets	626,970	625,042
Consolidated debits	54,638	57,164
Other assets	47,494	39,837

Total assets	1,131,840	1,174,141

Short-term borrowings	73,448	67,329
Accounts payable	49,764	65,710
Payable for fixed assets	67,016	90,525
Current portion of LT debt	35,899	62,930
Other current liabilities	27,231	30,850

Total current liabilities	253,358	317,344

Long-term debt	268,241	262,740
Other liabilities	8,533	8,203

Total liabilities	530,132	588,287
Shareholders’ equity	601,708	585,854

Total liabilities & shareholders’ equity	1,131,840	1,174,141

ASE Test Limited is the world’s largest independent provider of semiconductor testing services. ASE Test provides customers with a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test has been quoted on Nasdaq since 1996 under the symbol “ASTSF”.

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters, including terrorist activity and armed conflict; our future expansion plans and capital expenditures; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2003 Annual Report on Form 20-F filed on June 30, 2004.